UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        COLORADO WYOMING RESERVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628652109
                      -------------------------------------
                                 (CUSIP Number)

           Kim M. Fuerst                                 With copies to:
            President and                          Patricia M. Mitchell, Esq.
      Chief Executive Officer                      Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC               370 17th Street, Suite 4700
      1801 Broadway, Suite 600                       Denver, Colorado  80202
       Denver, Colorado 80202                            (303) 892-9400
           (303) 296-1908


--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 28, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     628652109             SCHEDULE 13D       Page   2   of   6  Pages
         -------------------                                -----    ----


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Moore Revocable Trust U/D/T dated July 28, 1994,
            James E. Moore, Trustee
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|

                                                                (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            PF (See ITEMS 3 and 4)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
       NUMBER OF         7   SOLE VOTING POWER

         SHARES
                         -------------------------------------------------------
      BENEFICIALLY       8   SHARED VOTING POWER
                               3,050,000 (See Item 5)
        OWNED BY
                         -------------------------------------------------------
          EACH           9   SOLE DISPOSITIVE POWER

       REPORTING
                         -------------------------------------------------------
         PERSON          10  SHARED DISPOSITIVE POWER
                               3,050,000 (See Item 5)
          WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,050,000 (See Item 5.)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 30.6 percent, based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 180,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            00 (Trust)
--------------------------------------------------------------------------------

CUSIP No.     628652109             SCHEDULE 13D       Page   3   of   6  Pages
         -------------------                                -----    ----


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Moore
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|

                                                                (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            PF - (See Items 3 and 4)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
       NUMBER OF         7   SOLE VOTING POWER

         SHARES
                         -------------------------------------------------------
      BENEFICIALLY       8   SHARED VOTING POWER
                               3,050,000 (See Item 5)
        OWNED BY
                         -------------------------------------------------------
          EACH           9   SOLE DISPOSITIVE POWER

       REPORTING
                         -------------------------------------------------------
         PERSON          10  SHARED DISPOSITIVE POWER
                               3,050,000 (See Item 5)
          WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,050,000 (See Item 5.)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 30.6 percent, based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 180,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                              Page 4 of 6 Pages
AMENDMENT NO. 4 TO SCHEDULE 13D                                    June 7, 1999



ITEM 1.        SECURITY AND ISSUER.

        Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

               Colorado Wyoming Reserve Company
               c/o Trinity Petroleum Management, LLC
               1801 Broadway, Suite 600
               Denver, Colorado 80202
               (303) 296-1908

        The names and addresses of the principal executive officers of the Company are as follows:

   Name                     Title                             Address
   ----                     -----                             -------

Kim M. Fuerst            President, Treasurer,           1801 Broadway, Ste 600
                         CEO & CFO                       Denver, CO 80202

Faisal Chaudhary         Secretary                       151 Toby Lane
                                                         Anaheim Hills, CA 92807


ITEM 2.        IDENTITY AND BACKGROUND.

   (a)         James E. Moore Revocable Trust u/d/t July 28, 1994,
               James E. Moore, Trustee (the "Trust") James E. Moore, individually
   (b)         7827 Berger Avenue, Playa del Rey, California 90293
   (c)         Retired Investment Advisor; Trustee of James E. Moore Revocable
               Trust
   (d) Mr. Moore has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Moore has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (f) Mr. Moore is a United States citizen. The situs of the Trust is California.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On May 28, 1999, the Company accepted a subscription agreement from the Trust for the purchase of 2,800,000 shares of Common Stock at a price of $.10 per share. The Trust used Trust funds for the purchase price of $280,000.00.

Colorado Wyoming Reserve Company                              Page 5 of 6 Pages
AMENDMENT NO. 4 TO SCHEDULE 13D                                    June 7, 1999



ITEM 4.        PURPOSE OF TRANSACTION.

        The purchase of 2,800,000 shares of Common Stock by the Trust occurred in connection with a private equity offering by the Company which raised $706,000.00. The Company's private placement of 7,060,000 shares of its Common Stock was offered to qualified investors pursuant to an exemption from registration provided by Rule 504 of Regulation D of the Securities Exchange Act of 1934. The private placement was closed on May 28, 1999.

        Mr. Moore's beneficial equity ownership in the Company results solely from his position as settlor and trustee of the above-referenced Trust.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

   (a)-(b) The Trust is the beneficial owner of 3,050,000 shares of Common Stock, which includes presently-exercisable warrants to purchase 180,000 Shares. The Trust's beneficial ownership represents approximately 30.6 percent of the Company's Common Stock. Mr. Moore may be deemed to share voting and dispositive power over such Shares with the Trust, for which he is sole Trustee and sole beneficiary.

   (c) Neither Mr. Moore individually, nor the Trust, have been involved in any Share transactions during the past sixty days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

   (e) As of May 28, 1999, the Trust is the beneficial owner of more than 5 percent of the Company's Shares. Mr. Moore, individually, is the indirect beneficial owner of more than 5 percent of the Company's Shares due to his position as Trustee for and sole beneficiary of the Trust.

Colorado Wyoming Reserve Company                              Page 6 of 6 Pages
AMENDMENT NO. 4 TO SCHEDULE 13D                                    June 7, 1999



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships between the Trust or Mr. Moore and any other person with respect to any securities of the Company, other than the Warrant Agreements described in previous amendments and the Joint Filing Agreement, dated June 2, 1999, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


ITEM 7.        MATERIAL TO BE FILED AS AN EXHIBIT.

               Exhibit A -   Joint Filing Agreement, dated June 2, 1999, by and
                             between James E. Moore and The James E. Moore
                             Revocable Trust U/D/T dated July 28, 1994,
                             James E. Moore, Trustee.




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 7, 1999                         /S/ JAMES E. MOORE
                                          --------------------------------------
                                          James E. Moore, Individually



                                          JAMES E. MOORE REVOCABLE TRUST U/D/T
                                          DATED JULY 28, 1994


                                           By:  /S/ JAMES E. MOORE
                                              ----------------------------------
                                                 James E. Moore, Trustee

                          EXHIBIT INDEX TO SCHEDULE 13D


Exhibit A             Joint Filing Agreement, dated June 2, 1999, by and between
                      James E. Moore and The James E. Moore Revocable Trust
                      U/D/T dated July 28, 1994, James E. Moore, Trustee.